June 26, 2018	CSE: CXXI

C21 ANNOUNCES STOCK OPTION GRANT

(Vancouver, B.C.) C21 Investments Inc. (CSE: CXXI) (the “Company” or “C21”) announces the grant, pursuant to its 10% Rolling Stock Option Plan, of options to certain eligible directors, officers, employees and consultants to purchase a total of 1,940,000 common shares, exercisable in whole or in part on or before June 25, 2021 at an exercise price of $2.80 per share.

ON BEHALF OF THE BOARD

SIGNED: “Robert Cheney”

Robert Cheney, CEO, President, Director
For more information contact:
Robert Cheney Tel: (604) 336-8613

The CSE has not accepted responsibility for the adequacy or accuracy of this release.